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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 08570

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Frederick & Company, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

N27 W23953 Paul Road, Suite 202
(No. and Street)

Pewaukee (City) WI (State) 53072 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lon Frederick 262-278-4053
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Edward Richardson Jr., CPA
(Name – *if individual, state last, first, middle name*)

15565 Northland Drive, Suite 508 West (Address) Southfield (City) MI (State) 48075 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Lon Frederick, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Frederick & Company, Inc., as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public 07/26/2020

DEBORAH WIKRAMANAYAKE NOTARY PUBLIC STATE OF WISCONSIN

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FREDERICK & COMPANY, INC.

Financial Statements and Supplemental Schedules Required by the U.S. Securities and Exchange Commission

Including Independent Auditor's Report Thereon

For the Year-Ended December 31, 2016

Contents

Edward Richardson Jr., CPA
15565 Northland Dr W Ste 508
Southfield, MI 48075
248-559-4514

Independent Auditor's Report

Board of Directors
Frederick & Company, Inc.
N27W23953
Pewaukee, WI 53072

Report on the Financial Statements

I have audited the accompanying statement of financial condition of Frederick & Company, Inc. as of December 31, 2016 and the related statements of income, changes in stockholder's equity, changes in liabilities to claims of general creditors, and cash flows for the year ended. These financial statements are the responsibility of Frederick & Company, Inc. management. My responsibility is to express an opinion on these financial statements based on my audit.

Auditor's Responsibility

I conducted this audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Frederick & Company, Inc. as of December 31, 2016, and results of its operations and its cash flows to the year then ended in conformity with accounting principles generally accepted in the United States.

Other Matters

The Supplemental Information has been subjected to audit procedures performed with audit of Frederick & Company, Inc. financial statements. Supplemental Information is the responsibility of Frederick & Company, Inc.'s management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records as applicable, and performing

procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming my opinion on the Supplemental Information, I evaluated whether the Net Capital Computation, including its form and content is presented in conformity17 C.F.R. # 240 17a-5. In my opinion, the Net Capital Computation is fairly stated, in all material respects, in relation to the financial statements as a whole.

Edward Richardson Jr. CPA

Edward Richardson Jr., CPA
Southfield, MI. 48075
February 10, 2017

FREDERICK & COMPANY, INC.

Statement of Financial Condition
December 31, 2016

ASSETS

Assets:		
Cash	$	366
Securities Owned		
Marketable, at market value		789,257
Not readily marketable, at estimated value		254,942
Employee Advance		38,377
Prepaid Expenses		1,346
Total Current Assets		1,084,289
Property and Equipment		
Furniture and equipment		4,810
Accumulated depreciation		(2,915)
Net book value		1,894
Total assets	**$**	**1,086,184**

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities:		
Note payable - stockholders		89,366
Accrued interest		6,492
Accounts payable		22,272
Accrued wages and taxes		3,109
Total Current liabilities		121,240
Subordinated Borrowings		214,525
Accrued Interest on Subordinated Borrowings		31,641
Total Subordinated Borrowings		246,166
Total liabilities		367,405
Stockholder's Equity		
Common stock:		
Series A, nonvoting, $1 par, authorized 100,000 shares; issued and outstanding 20,965 shares		20,965
Series B, voting, $1 par, authorized 50,000 shares; issued and outstanding 42 shares		42
Additional paid in capital		2,029,789
Retained earnings (deficit)		(1,332,018)
Total stockholder's equity		718,779
Total liabilities and stockholder's equity	**$**	**1,086,184**

FREDERICK & COMPANY, INC.

Statement of Income
December 31, 2016

Income:		
Commission income	$	3,748
Expenses:		
Employee compensation		20,000
Payroll taxes and benefits		4,122
Communications		2,433
Occupancy		8,481
Legal and professional		14,148
Travel, meetings and entertainment		295
Dues and fees		3,160
Depreciation		566
Insurance		1,017
Interest		10,160
Office expense		3,103
Total operating expenses		67,485
Net loss from operations		(63,738)
Other Income (Loss/Expenses):		
Realized loss on sale of investments		(58,181)
Interest Income		1,208
Unrealized gain on securities owned		92,491
Loss on fixed asset disposal		(553)
Total other loss		34,966
Net loss	$	(28,772)

FREDERICK & COMPANY, INC.

Statement of Cash Flows
Year Ending December 31, 2016

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income (Loss)	$	(28,772)
Adjustments ro reconcile net income to net cash provided by operating activities:		
Depreciation and Amortization		566
Realized loss on securities		58,181
Unrealized gain on securities		(92,491)
Realized loss on fixed asset disposal		553
Changes in Operating Assets & Liabilities:		
Accounts Receivable		10,635
Prepaid & Other		(233)
Accounts Payable, Credit Cards		13,875
Accrued interest		6,972
Net Cash Provided By (Used In) Operating Activities		**(30,715)**
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of investments		**(16,465)**
Proceeds from sale of investments		**15,352**
Net Cash Provided By (Used In) financing activities		**(1,112)**
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from shareholder loans		31,870
Net Cash Provided By (Used In) Financing Activities		**31,870**
Net Increase (Decrease) In Cash		43
Cash At Beginning of Period		324
Cash At End of Period	**$**	**367**

FREDERICK & COMPANY, INC.

Statement of Changes in Stockholder's Equity
Year Ending December 31, 2016

	Common Stock	Additional Paid In Capital	Retained Earnings (Deficit)	Total Stockholder's Equity
Balance, December 31, 2015	$ 21,007	$ 2,029,789	$ (1,303,246)	$ 747,551
2016 Shares Issued	-	-	-	-
2016 net loss	-	-	(28,772)	(28,772)
Balance, December 31, 2016	$ 21,007	$ 2,029,789	$ (1,332,018)	$ 718,779

FREDERICK & COMPANY, INC.

Statement of Changes in Subordinated Liabilities

Year Ending December 31, 2016

Subordinated borrowings, beginning of year	$	214,525
Increase: Accrued interest subject to subordination		31,641
Decrease: Payments on subordinated borrowings		-
Subordinated borrowings, end of year	$	246,166

Notes to Financial Statements
December 31, 2016

1. **Summary of Significant Accounting Policies**

Formation of the Company

Frederick & Company, Inc. (a Wisconsin Company) was organized in 1960 and is located in Pewaukee, Wisconsin. The Company is a registered securities broker dealer, but its focus is in the investment banking business. The Company's primary specialty is in primary placement venture capital financings.

Reserves and Custody of Securities

The Company's business involves venture capital financing. Special safeguards have been established for the protection of funds received in connection with venture capital offerings. The company has obtained exemption from SEC 15c3-3 under Subparagraph (k)(2).

Commission Income

The Company recognizes revenue at the time when both signed subscription agreements and the related customer payments are received by the offering company.

Commission Receivable

The Company uses the allowance method to account for uncollectible commissions receivable. The Company estimates the allowance based on historical collection experience and a review of the current status of accounts receivable. As of December 31, 2016, no allowance for doubtful accounts is provided as all receivables are considered collectible.

Property and Equipment.

Property and equipment are recorded at cost. Major expenditures for property and equipment are capitalized. Maintenance and repairs are expensed as incurred. Depreciation is calculated using the straight-line method over estimated useful lives ranging from 5-10 years.

Income Taxes

The Company, with the consent of its stockholders, has elected under the Internal Revenue Code to be an S corporation. In lieu of corporate income taxes, the stockholders of an S corporation are taxed personally on their proportionate share of the Company's taxable income. Therefore, no provisions for Federal or State income taxes currently payable or deferred have been included in these financial statements.

The Company has implemented accounting for uncertainty in income taxes in accordance with accounting principles generally accepted in the United States of America. This standard describes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return and also provides guidance on various related matters such as derecognizing, interest,

penalties, and disclosure required. Management of the Company evaluates the uncertain tax positions taken, if any, and consults with outside counsel as deemed necessary. The company recognizes interest and penalties, if any, related to unrecognized tax liabilities in income tax expense.

The Company is no longer subject to United States of America federal informational tax return examinations for years ending through December 31, 2011 and state examinations for years ending through December 31, 2010.

Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Fair Value

In accordance with accounting principles generally accepted in the United States of America, investments in marketable securities with readily determinable fair value and all investments in debt securities are valued at their fair value in the Balance Sheet. Unrealized gains and losses are included in the change of net assets.

The fair value hierarchy priorities the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included with level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

Subsequent Events

Management has evaluated all subsequent events through February 10, 2017 for possible inclusion as a disclosure in the financial statements. On February 10, 2017, the shareholder advance on the Statement of Financial Condition was reduced by $30,000 with a deposit into the business checking account from shareholder Lon Frederick.

2. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be

withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2016, the company had net capital of $419,297 and net capital requirements of $10,193. The Company's ratio of aggregate indebtedness to net capital at December 31, 2016 was .36 to 1.

3. Property and Equipment

Property and equipment is stated at cost less accumulated depreciation at December 31, 2016 and is summarized as follows:

Office furniture and equipment	$4,810
Less: Accumulated depreciation:	(2,915)
	$1,894

4. Subordinated Borrowings

The Company owes a stockholder $246,166 for a loan and accrued interest subordinated to creditor liabilities at December 31, 2016. FINRA has approved the loan and accrued interest as a satisfactory subordination agreement. The loan is due May 2017 and bears an interest at the rate of 3.25%. Appendix D of SEC Rule 15c3-1 requires prior written approval before any repayment of a subordinated agreement can be made. Summary of these amounts are as follows at December 31, 2016:

Stockholder Note	$214,525
Accrued interest, subordinated	31,641
	$246,166

5. Securities

At December 31, 2016, the Company owns securities, either marketable or not readily marketable, consisting of:

		Fair Value Measurement at Reporting Date Using		
Description	12/31/2016	(Level 1)	(Level 2)	(Level 3)
Corporate stock	$909,199	$789,257	$71,600	$48,342
Corporate notes	135,000	--	135,000	--
Total	$1,044,199	$789,257	$206,600	$48,342

The Company decreased its positions in Level 3 corporate stock and Level 3 corporate notes by $50,000 and $20,000, respectively upon notice of Chapter 7 bankruptcy proceedings for Lifeblood Medical, Inc. on October 14, 2016. As a result of that event, the holdings in Lifeblood Medical, Inc. were deemed worthless and a loss was recognized. Additionally, the Company increased its position in Level 2 corporate stock by $15,510 during the year ended December 31, 2016.

Opening Balance (Level 2 corporate stock)	$56,090
Investment in INRange Series B Preferred Shares (10,000 shares @ $1.20/Share)	12,000
Commission revenue of $3,510 recognized with Investment in 2,924.67 shares of INRange Series B Preferred @ $1.20/Share	3,510
Closing Balance (Level 2 Corporate stock)	**$71,600**

All assets have been valued using a market approach, except for Level 3 assets. Fair value for assets in Level 2 is calculated using quoted prices from the corporations invested in. For Level 3 assets, the company's management evaluates and adjusts the unobservable inputs used in the fair value measurement based on current market conditions and third-party information.

Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company.

6. Warrants outstanding

The company has the right to purchase some or all of their outstanding warrant shares in various companies in subsequent years. **Attachment 1** provides a summary of outstanding warrants at December 31, 2016.

7. Operating Leases

The Company leases office space under an open-ended operating lease. The lease calls for monthly rental payments of $771.00. Total rental expense for 2016 totaled $8,481. The following is a schedule, by years, of future minimum payments under the operating leases in effect as of December 31, 2016:

2017	$ 9,252

8. Risks and Uncertainties

The Company's securities owned are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the values of investments, it is at least reasonably possible that changes in risks in the near term would materially affect the amounts reported in the statement of financial condition and the statement of income.

9. Related Party Transactions

Frederick & Company has two related-party transactions on the financials as of December 31, 2016.

1. The first is an advance to shareholder Lon Frederick on the balance sheet in the amount of $38,377.24, which includes accrued interest income of $1,208.00, based on a 3.25% interest rate. This represents an informal arrangement wherein Lon Frederick withdraws funds from The Company sporadically as needed to cover personal expenses. Lon Frederick does pay back the advance sporadically as his personal cash flow allows. It was disclosed to the auditors elsewhere that in January 2017, Lon Frederick deposited $30,000 back into The Company to bring the advance amount to $8,377.24

2. The second related-party transaction is a Shareholder Loan Payable to shareholder Paul Frederick in the amount of $89,365.74. This represents principal balance on personal deposits to The Company from shareholder Paul Frederick. Interest is accrued at 3.25% on the end-of-year principal balance and is carried on the balance sheet in a separate account, "Accrued Interest – Paul Frederick." The adjusted annual balance here is supported by a formal promissory note, which was previously provided to the auditors.

Attachment 1

FREDERICK & COMPANY, INC.

Warrants Outstanding

Year Ending December 31, 2016

Title	# of Shares	Expiration Date	Share Price
CloSys	39,688	January 18, 2017	$ 0.72
CloSys	31,542	February 5, 2017	0.72
CloSys	33,260	March 14, 2017	0.72
CloSys	7,692	September 5, 2017	0.72
Qualigen	10,089	June 23, 2017	3.90
Vision III	16,000	December 19, 2022	2.50
Vision III	6,000	April 29, 2023	5.00
Vision III	6,000	June 29, 2023	5.00
Vision III	38	October 27, 2023	5.00
Vision III	8,027	September 19, 2023	5.00
Vision III	2,811	October 28, 2023	5.00
Vision III	75,000	May 27, 2026	5.00
Vision III	24,175	May 27, 2026	3.60
INRange Systems	13,044	September 26, 2025	0.72
INRange Systems	2,208	September 26, 2025	1.20
INRange Systems	4,583	December 31, 2025	1.20
INRange Systems	4,583	December 31, 2025	0.01
INRange Systems	2,542	September 8, 2026	0.01
INRange Systems	1,500	September 8, 2026	1.20
INRange Systems	10,000	September 8, 2026	0.01

FREDERICK & COMPANY, INC.

Schedule I: Computation of Aggregated Indebtedness
and Net Capital Under Rule 15c3-1
December 31, 2016

Aggregate Indebtedness		
Accounts payable	$	6,172
Accrued expenses		146,708
Total Aggregate Indebtedness	$	152,880
Minimum required net capital (6 2/3% of aggregate indebtedness)	$	10,193
Minimum dollar net capital requirement of reporting broker or dealer	$	5,000
Computation of Basic Net Capital Requirement:		
Stockholder's equity		718,779
Subordinated borrowings		214,525
Deductions:		
Securities not readily marketable, at estimated fair value		(254,942)
Unallowable cash		(9)
Receivables		(38,377)
Prepaid expenses		(1,346)
Property and equipment		(1,894)
Haircuts on securities		(118,389)
Undue concentration		(99,049)
Net Capital		419,297
Net capital requirement (minimum)		10,193
Capital in excess of minimum requirement	$	409,105
Ratio of aggregate indebtedness to net capital	36.46%	

Reconciliation with Company's Computation (included in Part IIA of Form X-17A-5 as of December 31):

Net capital, as reported in Company's Part IIA (unaudited) FOCUS report:	$	419,297

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER RULE 15c3-3

Frederick & Co., inc. is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(2)(i).

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

Frederick & Co., Inc. is exempt from Rule 15c3-3 under the provision Rule 15c3-3(k)(2)(i).

FREDERICK & COMPANY, INC.

Supplementary Schedules Pursuant to SEA Rule 17a-5

Of the Securities and Exchange Act of 1934

As of and for the Year-Ended December 31, 2016

Statement Related to Uniform Net Capital Rule

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15 to 1), or, during its first year of operations, 800% (8:1). Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2016, the Company had net capital of $419,297 which was $409,105 in excess of its required net capital of $10,193. The Company's net capital ratio was .36 to 1. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate its net capital requirement under the alternative reserve requirement method.

Statement Related to Exemptive Provision (Possession and Control)

The Company does not have possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEA Rule 15c3-3(k)(2)(i). All customer transactions cleared through another broker-dealer on a fully disclosed basis.

Statement Related to Material Inadequacies

This audit did not disclose any material inadequacies since the previous audit of the financial statements contained within the audit report of the Computation of Minimum Net Capital Requirement as reported in the Supplemental Schedules contained within the audit report or the filed Financial and Operational Combined Uniform Single Report filed pursuant to SEA Rule 15c3-1. The firm is exempt from 15c3-3; it does not maintain customer funds or securities and therefore does not maintain customer funds to segregate nor does it maintain separate accounts for customers.

Statement Related to SIPC Reconciliation

SEA Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to the broker-dealers SIPC annual general assessment reconciliation or exclusion from membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenue they are not required to file the supplemental SIPC report. The Company is exempt from filing the supplemental report under SEA Rule 17a-5(e)(4) because it is reporting less than $500,000 in gross revenue.

FREDERICK & COMPANY, INC.

Supplementary Schedules Pursuant to SEA Rule 17a-5

Of the Securities and Exchange Act of 1934

As of and for the Year-Ended December 31, 2016

<u>Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)</u>

To Whom It May Concern,

In accordance with the provisions of SEA Rule 17a-5(d)(4)iii, Frederick & Company, Inc. is a Broker Dealer registered with the SEC.

- With respect to the Exemption Provision under Rule 15c3-3, Frederick & Company has claimed the (k)(2)(i) exemption as of December 31, 2016.
- The (k)(2)(i) exemption from 15c-3-3 is based on the firm's exclusive business of private placements whereby the firm does not hold customer securities or customer funds.
- The firm met this identified exemption provision throughout the most recent 2016 fiscal year without exception.
- The firm has not recorded any exceptions.

Lon P. Frederick

President

Frederick & Company Inc.

REPORT ON BROKER DEALER EXEMPTION

For the year ended December 31, 2016

Edward Richardson, Jr., CPA
15565 Northland Suite 508 West
Southfield, MI. 48075

February 10, 2017

Board of Directors
Frederick & Company, Inc.
N27W23953 Paul Road,
Suite 202
Pewaukee, WI 53072

I have reviewed management's statements, included in the accompanying Representation Letter of Exemptions, in which (1) Frederick & Company, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Frederick & Company, Inc. claimed an exemption from 17 C.F.R. § 15c3-3(k)(2)(i), and (2) Frederick & Company, Inc. stated that Frederick & Company, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Frederick & Company, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Frederick & Company, Inc.'s compliance with the exemption provisions. A review is substantially less in scope that an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I'm not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Edward Richardson, Jr., CPA

REPORT ON SIPC ASSESSMENT RECONCILIATION

For the year ended December 31, 2016

Edward Richardson Jr., CPA
15565 Northland Drive
Suite 508 West
Southfield, MI 48075

To the Members of
Frederick & Company, Inc.
N27W23953 Paul Road,
Suite 202
Pewaukee, WI 53072

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS

In accordance with Rule 17a-5©(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the period January 1, 2016 to December 31 , 2016, which were agreed to by Frederick & Company, Inc.. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and the SIPC, solely to assist you and other specified parties in evaluating Frederick & Company, Inc. Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7). Frederick & Company, Inc.'s management is responsible for Frederick & Company, Inc. compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures were performed and our findings are as follows:

1. Compared the listed assessment payments represented on Form SIPC-7 with the respective cash disbursements record entries, including check amount of $0.00.

2. Compared audited Total Revenue for the period of January 01, 2016 through the December 31, 2016 (fiscal year-end) with the amounts reported on Form SIPC-7 for the same period noting no reportable reconciliation differences.

3. Compared any adjustments reported Form SIPC-7 with supporting schedules and work papers, to the extent such exists, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected on Form SIPC-7 noting no differences.

5. If applicable, compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed. According to our findings, Frederick & Company, Inc. had no reportable differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

February 10, 2017